Exhibit 13(a)

Allegiancy files $50 million offering with SEC under new Reg A+ rules

Richmond, Va., Sept. 4, 2015 — With an eye on an aggressive company expansion, Allegiancy filed on Thursday a $50 million offering with the Securities and Exchange Commission (“SEC”) under the new Reg A+ rules to become one of the first companies in the nation to tap this new capital raising model.

Richmond-based Allegiancy, a commercial real estate asset management firm with a portfolio of office buildings that stretches across the nation, will use the capital to make significant investments in its proprietary technology platform, consummate new acquisitions and expand  its employee base to handle the intended growth.

“A new era of the democratization of capital is here and for Allegiancy we are poised to be at the forefront of this financial revolution,” said CEO Steve Sadler. “We have charted a bold future at Allegiancy and have worked vigorously toward today’s filing, which we believe is just the start of a rapid acceleration of our proven business model.”

Under the 2012 Jumpstart Our Business Startups Act, or JOBS Act, companies can raise up to $50 million in equity from investors — including non-accredited investors — under what’s known as the new “Reg A+”rules. Previously, companies were limited to raising $5 million under the past Regulation A rules.

The Allegiancy sparked dramatic growth last year after a $5 million capital raise under Regulation A prior to the new rules becoming effective. With that injection of capital, Allegiancy rolled out programs to accelerate organic growth and doubled in size. In June, Allegiancy more than doubled its assets under management again when it closed its first portfolio asset management transaction with a Houston, Tex., firm.

Allegiancy’s tremendous growth earned the company a place in the top half of the Inc. 5000 list in 2015. This growth led the company to more than triple its employees over the past year and double the size of its headquarters when it moved into its 7,000-square-foot headquarters in Richmond this July.

Sadler said Allegiancy is far from alone in being a beneficiary of raising capital under the new Reg A+ rules. “This could be the road back to dynamism for the U.S. economy,” he said. “It allows entrepreneurs to work directly with investors and business owners with guts, dreams and a desire to work hard can raise the capital to build their businesses.”

With the new capital, Allegiancy intends to acquire more companies, secure additional asset management contracts, hire more employees and continue to improve its proprietary technology for the benefit of property owners and investors.

About Allegiancy

Allegiancy is changing the business of asset management for commercial real estate owners and investors with radical specialization. With a technology-enabled operating platform and singular focus on serving as the owners’ advocate, the company brings fresh vigor and unparalleled discipline to a poorly understood business. Combining its proactive Value Assurance operational rigor with an intense focus on cash flow and profitability, Allegiancy is expanding on a track record of its principals of more than four decades of success.

For more information about the company or to arrange an interview with our CEO, contact Audrey Bevel at audrey@allegiancy.us, or 866.842.7545

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No money or other consideration is being solicited pursuant to this press release, and if any is sent in response, it will not be accepted.  No offer to buy Allegiancy’s securities and no part of the purchase price for Allegiancy’s securities can be received until the offering statement Allegiancy has filed with the SEC is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.  Any indication of interest in Allegiancy or its offering involved no obligation or commitment of any kind.  A copy of Allegiancy’s offering statement containing its most current preliminary offering circular describing the offering that is the subject of this press release can be found at: http://www.sec.gov/Archives/edgar/data/1579173/000135448815004203/0001354488-15-004203-index.htm